NEVADA HEALTH SCAN, INC.
                             1033 B Avenue, No. 101
                           Coronado, California 92118

January 2, 2013

Duc Dang
Attorney Advisor
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Nevada Health Scan, Inc.
         Form 10
         Filed November 30, 2012
         File No. 000-54231

Dear Mr. Dang:

In response to your letter dated December 27, 2012, we reply below using your comment numbers.

1.   The requested revision concerning our prior Form 10 filing is on page 2.

2. We note that the Form 10 will go effective 60 days after the original filing.

3. Attached hereto please find certain pages from the Deloitte report, "Medical Tourism: Consumers in Search of Value" quoted in our Form 10. The entire report is published online at:
     http://www.deloitte.com/assets/Dcom-UnitedStates/Local%20Assets/
     Documents/us_chs_MedicalTourismStudy(3).pdf

4. The services we offer are information for potential medical tourists and an advertising venue for Mexican healthcare providers. We know of no regulations impacting these services.

5. The requested revision regarding travel warning for Mexico is on pages 3 and 5.

6. The requested revisions regarding funding and anticipated costs are on pages 2, 4, and 8. There is no written agreement regarding the officers' loans.

7.   The requested revision regarding how we will earn revenue is on page 2.

8.   The requested revision to Risk Factor # 2 is on page 4.

9.   The requested revision to Risk Factor # 9 on page 5.

10. We have removed the word `nominal' from the filing and have stated that our officers have orally agreed to fund the Company to at least $25,000, if that amount should prove necessary. We have accepted the oral statements of our officers that they have personal resources sufficient to meet this commitment. Risk Factor # 3 on page 4 has been added as requested.

11.  The requested revisions are on page 10.

12.  The requested revisions are on page 11.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters                      /s/ Dean Konstantine
-----------------------------------        -------------------------------------
Daniel C. Masters, Esq.                    Dean Konstantine
Counsel to Nevada Health Scan, Inc.        President of Nevada Health Scan, Inc.

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